

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 15, 2010

Via U.S. Mail and Fax (858) 505-1559

William L. Hoese
General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

> **Re:** **Cubic Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 9, 2009**
> **File No. 001-08931**

Dear Mr. Hoese:

We have completed our review of your Form 10-K for the fiscal year ended September 30, 2009 and related filings and have no further comments at this time.

Sincerely,

Timothy Buchmiller
Senior Attorney